Exhibit 1

ASX
Release

20 NOVEMBER 2019

Westpac acknowledges commencement of civil proceedings by AUSTRAC

Westpac Group has this morning received a statement of claim from AUSTRAC, commencing civil proceedings in relation to alleged contraventions of Westpac’s obligations under the Anti-Money Laundering and Counter-Terrorism Financing Act.

Westpac has previously disclosed (including in its Full Year 2019 reporting) that it had self-reported a failure to report a large number of international funds transfer instructions (IFTIs) to AUSTRAC and that AUSTRAC was also investigating a number of other areas relating to Westpac’s processes, procedures and oversight.

Westpac is currently reviewing AUSTRAC’s statement of claim and will issue a further statement to the ASX once it has been assessed.

For further information:

David Lording	Andrew Bowden
Media Relations	Investor Relations
0419 683 411	0438 284 863